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As filed with the Securities and Exchange Commission on June 14, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACA Capital Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6351 (Primary Standard Industrial Classification Code Number)	75-3170112 (I.R.S. Employer Identification Number)
140 Broadway New York, New York 10005 (212) 375-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Nora J. Dahlman, Esq.
Senior Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, New York 10005
(212) 375-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Valerie Ford Jacob, Esq. Stuart H. Gelfond, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Ethan T. James, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering    ☐                  .

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Offering Price(2)	Amount of Registration Fee

Common Stock, $0.10 par value per share	4,536,143	$14.63	$66,363,772	$2,037.37

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales prices for our common stock reported on the New York Stock Exchange on June 13, 2007.

        The registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 14, 2007

3,944,473 Shares

ACA Capital Holdings, Inc.

Common Stock

        The selling stockholders named in this prospectus are selling 3,944,473 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the New York Stock Exchange under the symbol "ACA." On June 13, 2007, the last sale price of the shares as reported on the New York Stock Exchange was $14.62 per share.

        The underwriters have an option to purchase a maximum of 591,670 additional shares of our common stock from us to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risks Relating to Our Business and this Offering" beginning on page 6 and "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders

Per Share	$	$	$

Total(1)	$	$	$

(1)
If the over-allotment option is exercised in full, we will receive proceeds, before expenses, but after underwriting discounts and commissions, of $                       per share and $                              in total.

        Delivery of the shares of common stock will be made on or about                        , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Keefe, Bruyette & Woods

Piper Jaffray

The date of this prospectus is                        , 2007.

        In this prospectus, "we," "us" and "our" refer to ACA Capital Holdings, Inc., or ACA Capital, and its subsidiaries and not to the underwriters.

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date specified herein or on the date of this prospectus.

        The data included in this prospectus regarding markets and product categories, including, but not limited to, the size of certain markets and product categories, are based on our estimates and definitions, which have been derived from third party sources and management's knowledge and experience in the areas in which the relevant businesses operate. We have given market data for which the most recent information is available, which may be a different time period for different markets. We believe that these sources, in each case, provide reasonable estimates. However, market data is subject to change and cannot be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, we may define our markets in a way that may be different from how third parties, including our competitors, define various markets in which we participate.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere, or incorporated by reference, in this prospectus and may not contain all of the information that may be important to you. You should read all of the information contained in or incorporated by reference in this prospectus, including the consolidated financial statements and related notes and the risks of investing in our common stock discussed under "Risks Relating to Our Business and this Offering" beginning on page 6 and "Risk Factors" included in our Annual Report on Form 10-K for the year ended December 31, 2006, before making an investment decision.

OUR BUSINESS

        ACA Capital is a holding company that provides financial guaranty insurance products to participants in the global credit derivatives markets, structured finance capital markets and public finance capital markets. We also provide asset management services to specific segments of the structured finance capital markets. We participate in our target markets both as a provider of credit protection through the sale of financial guaranty insurance products, for risk-based revenues, and as an asset manager, for fee-based revenues. Our business model seeks to combine the operational leverage of our core credit and asset management capabilities with the financial leverage provided by our "A" rated financial guaranty insurance platform. As of March 31, 2007, we had insured credit exposure of $57.0 billion and our assets under management for third parties were $16.3 billion. For the three months ended March 31, 2007, we had total revenues of $115.8 million and net income of $11.4 million. For the year ended December 31, 2006, we had total revenues of $464.1 million and net income of $58.7 million. As of March 31, 2007, our stockholders' equity was $424.7 million.

        Our core competency is selecting, analyzing, structuring and managing credit risk in a variety of fixed income financial asset classes, including investment grade and non-investment grade corporate obligations (including bonds and loans), asset-backed securities, or ABS (including mortgage-backed securities, or MBS, and other asset classes) and public finance and other debt obligations. Throughout our businesses we generally assume credit risk to the scheduled maturity of the underlying credit, including credit risks that are of low investment grade quality or high non-investment grade. We apply a rigorous underwriting and credit process to analyze each transaction and its incremental effect on our existing credit portfolio, and have adopted a risk management approach which is designed to ensure that the risk profile of a given credit or transaction meets our credit, profitability and loss tolerance standards.

        We operate our businesses through three strategic business lines, which consist of our two financial guaranty insurance lines of business, Structured Credit and Public Finance, and our CDO Asset Management business. Each of these businesses relies on our core competencies and applying these competencies across our platform allows us to create efficiencies in our operations and to deliver a wide range of services and product solutions to our institutional customers. In 2006, we opened offices in London and Singapore to further expand our operations into the European and Asian credit markets.

Financial Guaranty Insurance Lines of Business

        Structured Credit:    As a part of our financial guaranty insurance business, we apply our substantial experience in credit analysis to select, structure and sell credit protection, principally on highly rated exposures, through insured credit swaps in the institutional fixed income markets. A credit swap is a derivative instrument, the performance of which is directly related to the performance of an underlying financial obligation, or reference obligation, such as a bond or a loan, issued by a third party, or reference entity. Credit swaps are capital markets products used to manage or transfer credit risk and are freely tradable separately from the obligations of the underlying reference entity. We execute our credit swaps through special purpose vehicles whose obligations under these swaps are insured by ACA Financial Guaranty Corporation. Although ACA Financial Guaranty's "A" rating ("strong," the sixth highest of 21 rating levels) by Standard & Poor's Rating Services, or S&P, affords our Structured Credit business significant flexibility to offer credit protection on any portion of a given capital structure, historically, we have generally sold credit protection through insured credit swaps on exposures attaching above the "AAA" rated level of subordination associated with pools of assets that were either selected by us or held within CDOs of financial assets managed by third parties. The financial assets underlying our insured credit swaps principally include corporate credits, ABS and MBS.

        We generate revenues in our Structured Credit business through the premiums paid to ACA Financial Guaranty to insure against the risk of default on the assets underlying our credit swaps. We executed our first Structured Credit transaction in July 2002 and in 2006 we expanded into the Asian credit markets through our Singapore office. As of March 31, 2007, we had 185 Structured Credit transactions outstanding with 31 different counterparties. The 185 transactions totaled $50.2 billion in insured credit swaps. The weighted average premium rate on our then current insured Structured Credit portfolio was 0.16% per annum.

        Public Finance:    We provide financial guaranty insurance on public finance and other debt obligations that guarantee to the investor the timely payment of interest and principal on such obligations. Through our "A" rated financial guaranty insurance subsidiary, we target low investment grade, high non-investment grade and unrated sectors of the public finance market that, based on our analysis, have strong credit profiles and security, or other enhancements. Our market segment is underserved by higher rated financial guarantors due to rating agency limitations and company specific risk policy constraints. We also target markets that are underserved by reason of industry sector, credit characteristics or transaction size. ACA Financial Guaranty is licensed to provide financial guaranty insurance in all 50 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands. The maintenance of our financial guaranty insurance subsidiary also provides us with significant execution flexibility that we utilize across our other business lines.

        We generate revenue in our Public Finance business through the receipt of premiums for the insurance we provide. As of March 31, 2007, we had $6.2 billion of net par insured in our Public Finance portfolio. As of March 31, 2007, our weighted average premium as a percentage of total debt service on our insured Public Finance portfolio was 2.51%.

Other Financial Services

        CDO Asset Management:    We apply our core competencies of evaluating and managing credit risk for fees in our CDO Asset Management line of business. Specifically, we serve as an asset manager of collateralized debt obligations, or CDOs, for the benefit of the third party investors in these CDOs. A CDO is a securitization of fixed income assets such as bonds, loans, ABS, MBS and credit swaps. To grow our assets under management, we sponsor CDOs that acquire pools of fixed-income assets that we select and manage. This growth is augmented by our diversification across asset classes and our geographical expansion of this line of business into the European markets through our London office. CDO assets are funded by the issuance of various liabilities with credit profiles ranging from "AAA" rated debt to non-rated equity. Our CDOs have a diverse worldwide institutional investor base that includes banks, money managers, non-bank financial institutions, hedge funds, pension funds and insurance companies.

        Our CDO Asset Management revenues consist of asset management fees and risk-based revenue in the form of return on our equity investments in our CDOs. Typically, we invest in some portion of the equity of our managed CDOs, currently targeting 10% of the total equity offered. These investments increase the marketability of our CDOs by aligning our interests as asset manager with those of our CDO investors and thereby maximizing our CDO assets under management. In 2006 and the first three months of 2007, we invested a total of $10.0 million in the equity of our CDOs while increasing our assets under management by $7.7 billion. We completed our first CDO in January 2002 and, as of March 31, 2007, we managed CDO assets in 24 CDOs and have grown our CDO assets under management from $2.4 billion as of year-end 2002 to $16.3 billion as of March 31, 2007. At March 31, 2007, our weighted average asset management fee was 0.24% per annum on CDO assets under our management. Based on our knowledge of the market, we believe we are one of the largest global CDO managers as ranked by assets under management.

Growth in Our Markets

        Our three business lines focus on segments of the credit markets that have experienced rapid growth and/or represent large markets which remain underserved by traditional providers of credit protection products. Our Structured Credit business has benefited from the high rate of growth in the number of transactions and market participants, including banks, broker/dealers, hedge funds and other institutional investors, in the global credit derivatives markets. The total notional outstanding of the credit swaps market has grown from approximately $918.9 billion in 2001 to approximately $34.4 trillion through the end of 2006, representing a compound annual growth rate of 106% during this period. Within our Public Finance business we benefit from being the only "A" rated financial guarantor focused on markets that are large and underserved. The total amount of new low investment grade, high non-investment grade and non-rated municipal issues in 2006, excluding the sectors of the public finance market in which we currently do not participate based on our underwriting criteria, was $38.9 billion, of which we had a 1.6% overall market penetration. Our CDO Asset Management products are designed to serve investors' growing demand for structured products. New issue funded CDO volume in the U.S. and European markets increased from $94.4 billion at December 31, 1998 to $603.5 billion at December 31, 2006, representing a compound annual growth rate of 26% during this period.

Competitive Strengths

        We believe that the following competitive strengths enable us to capitalize on opportunities to assume credit exposures through our "A" rated insurance company on select opportunities that meet our risk-adjusted return objectives and to grow our assets under management.

        Extensive credit and risk management expertise.    We have a proven track record in each of our principal business lines of strong and successful credit analysis and risk management as evidenced by our low loss experience. We apply a rigorous underwriting and credit process to analyze each transaction and its incremental effect on our existing risk portfolio and also employ sophisticated qualitative and quantitative institutional risk management systems to monitor and manage our exposure across our business lines and in our investment portfolios.

  •
  In our Structured Credit business, we use proprietary quantitative models to analyze and optimize risk positions in terms of capital usage and risk-adjusted returns. We have significant competence in understanding and assessing relative values between transactional opportunities. Since the establishment of this business line in July 2002, we have made no payments in respect of defaults under our insured credit swaps.

  •
  In our Public Finance business, we have a seasoned underwriting team with substantial experience in our target markets. Since our inception in September 1997, we have paid $5.2 million of net losses and loss adjustment expenses, which represents less than 1.7% of premiums written on our total Public Finance portfolio.

  •
  In our CDO Asset Management business, our strength lies in our asset selection expertise and ongoing management of individual credits included in our CDOs. Since the completion of our first CDO in January 2002, we have not experienced any adverse rating actions or downgrades on any of the debt securities issued by our CDOs.

        As a part of our credit analysis fundamental to each of our lines of business, we have adopted formalized underwriting and risk management policies and procedures. These policies and procedures are designed to ensure that the risk profile of a given credit is consistent with our credit standards and that the related transaction affords us adequate profitability and is otherwise appropriate for our portfolio. Our credit assessment, underwriting, risk management and surveillance processes across all of our business lines are designed to limit loss frequency and severity, though we do anticipate some cyclical and idiosyncratic credit event loss activity across our portfolio of credit exposures. Consequently, we place significant emphasis on managing loss severity should losses occur.

        Operating flexibility and counterparty security from our insurance subsidiary's "A" financial strength rating. Our insurance subsidiary's "A" financial strength rating enables us to achieve an optimal balance between providing broad operating flexibility for us and providing security for our counterparties and investors in our Structured Credit and Public Finance businesses.

  •
  Structured Credit.    Our "A" rating affords our Structured Credit business significant flexibility to offer credit protection through our financial guaranty insurance products on any portion of a given capital structure, from "AAA" equivalent exposures through equity, and on a diverse mix of asset classes, as compared to other market participants with higher credit ratings or more limited operating platforms. Though our "A" rating generally eliminates the need to post security on performing transactions, we have the flexibility, unlike other higher rated entities, to post collateral to secure our transactions, primarily in the event we experience a corporate credit event such as a downgrade of ACA Financial Guaranty to below an "A-" financial strength rating. Our willingness to provide such security, combined with our "A" rated platform, enhances counterparties' willingness to transact with us.

  •
  Public Finance.    As the only "A" rated financial guarantor in the public finance business, our insurance subsidiary is not only able to guarantee the obligations of lower investment grade issuers, but is the only financial guaranty insurer able to offer significant capacity to non-investment grade and unrated public finance credits. In the public finance market, our financial guaranty insurance platform allows us to issue policies for the life of the insured exposure, a significant advantage versus bank letter of credit competition in that market.

        Diverse revenue sources.    Our three business lines provide diverse revenue sources, both risk- and fee-based, from three distinct segments of the credit markets. The Structured Credit business provides risk-based revenue and attractive risk-adjusted returns on capital. The Public Finance business generally receives premiums up-front which provide current year cash flow and a predictable stream of longer term revenues as the unearned premiums are recognized as income over the typically 30-year life of the guaranteed obligation. We also earn interest income on ACA Financial Guaranty's investment portfolio, which had invested assets of $658.5 million as of March 31, 2007. The CDO Asset Management business provides a stable and growing source of fee income based on assets under management. We also receive fees related to the origination of CDOs and a return on our equity investments in our CDOs. A significant portion of such revenues is included as investment income in our financial statements since some of our earlier CDOs are consolidated under accounting principles generally accepted in the United States of America, or U.S. GAAP.

        Efficient and scalable operations.    Our credit analysis, transaction structuring and risk management expertise, together with our quantitative analytical capability and infrastructure of information technology, accounting, legal and other professionals with significant experience in our businesses, allows us to easily and quickly grow our assets under management and expand into new credit-based product lines without incurring significant additional costs.

        Management team with significant industry and operating experience.    Our senior executive management team has an average of over 20 years of industry experience in fixed income analysis, finance, investment banking, and financial guaranty insurance and reinsurance. Additionally, our Board of Directors consists of members with substantial experience in the financial services industry.

Business Strategy

        Our business strategy is to continue to leverage our credit management expertise to generate attractive risk-adjusted returns on our capital in our financial guaranty insurance lines of business through the insurance of targeted credit exposure and to grow our assets under management. We plan to achieve these objectives through the following strategies:

        Grow our insured credit exposure and assets under management.    We have significantly increased our insured credit exposure and assets under management, and intend to continue to grow our financial guaranty insurance Structured Credit and Public Finance businesses and CDO Asset Management business, in terms of number of transactions, size of transactions, as well as the types of asset classes that we insure and manage. For example, in the first three months of 2007, we insured additional credit exposure in our Structured Credit portfolio of $10.8 billion and in our CDO Asset Management line of business we closed our first European leveraged loan CDO, or CLO, in the second quarter of 2007. We have also expanded our Structured Credit and CDO Asset Management businesses internationally.

        Target the most attractive risk-adjusted returns in the credit markets.    In our financial guaranty insurance business lines, we target those segments of the markets that we believe offer enhanced economic returns. In our Structured Credit business, we currently focus on selling credit protection through our insurance products on layers of exposure attaching above the "AAA" rated level of subordination, which we believe currently offers the most favorable risk-adjusted returns. However, we have the operating flexibility to assume credit exposures throughout the entire capital structure based on our relative value view of risk and return under changing market conditions. In our Public Finance business, we will continue to increase penetration in our target markets which we believe offer attractive risk-adjusted returns.

        Expand our existing products into broader geographical areas, asset classes and credit profiles and develop new credit product areas.    Our ability to expand existing products into broader geographic areas, asset classes and credit profiles is a function of the flexibility of our execution alternatives and "A" rating of ACA Financial Guaranty. By using our execution alternatives (insurance policies, insured credit swaps and cash), alone or in combination, we can assume credit exposure in various markets and access opportunities when they emerge. In our Structured Credit business we will continue developing our credit expertise as the credit swap markets continue to evolve. In our Public Finance business, we plan to utilize our expertise in financing public health care, transportation, student housing, and similar revenue-based projects to expand our business into broader financing opportunities for enterprises, tax-exempt or otherwise.

        Expand counterparty and other key relationships for our insurance lines of business.    Our Structured Credit business is dependent upon our developing and maintaining strong business relationships with other financial institutions that act as counterparties in insured credit swap transactions. We have substantially increased our relationships in recent years, increasing our Structured Credit counterparties to 31 at March 31, 2007, and will continue to focus on building new counterparty relationships. In our Public Finance business, we intend to strengthen our marketing efforts and expand our relationships with the investment banks and financial advisors most responsible for producing transactions in our target markets.

        Sustain the operating flexibility of an "A" financial strength rating for our financial guaranty insurance subsidiary.    We believe an "A" rating for our insurance subsidiary is optimal for maximizing our strategic business opportunities. Our objective is to maintain capital adequacy in excess of S&P's requirements for "A" rated insurers so that we have excess rating agency capital to absorb unforeseen losses but to otherwise operate in a manner consistent with the greater operating flexibility afforded to us due to our "A" rating by S&P, which is not afforded higher rated insurers.

Risks Relating to Our Business and this Offering

        We face certain risk factors that could materially affect our business, results of operations or financial condition, which include:

        Failure to effectively analyze credit and other risks.    Our ability to analyze and manage credit risk is at the core of each of our business lines. All of our business lines will be materially impacted if we fail to do this effectively.

        Concentration of liabilities and investments.    While we seek diversification across our businesses, in each of our business lines and in our investment portfolios, we face risks to the extent that our aggregate exposure to losses is concentrated geographically, by industry, sector, obligor or type of credit or investment. In the event that a particular industry or region experiences an economic downturn or natural disaster, or we are over-exposed to a business or product type that experiences a credit event, our performance may be materially negatively impacted.

        General economic and capital markets factors.    Our business is impacted by general economic conditions and capital markets activities that affect demand for our products, including the potential negative impact of recessions and business failures as well as any tightening of credit spreads.

        Possibility of negative ratings action.    If S&P places ACA Financial Guaranty on CreditWatch or downgrades its financial strength rating, it could have a material adverse effect on our ability to compete and on our results of operations.

        Adequacy of loss reserves.    We establish estimated liabilities, or loss reserves, to reflect the estimated cost of claims incurred that we will ultimately be required to pay in respect of the financial guaranty insurance we have written. If our loss reserves at any time are determined to be inadequate, we would be required to increase loss reserves at the time of such determination. This could cause a material increase in our liabilities and a reduction in our profitability, or possibly an operating loss and reduction of capital.

        Risks Relating to this Offering.    Future sales of additional shares into the market may depress the market price of our common stock. Also, the price of our common stock may fluctuate and you could lose all or a significant part of your investment.

        For more information about these and other risks relating to our Company and this offering, please see "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus. You should carefully consider these risk factors together with all the other information included in or incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by selling stockholders	3,944,473 shares
Common stock to be outstanding after this offering(1)	36,591,655 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $ . We intend to use the net proceeds of this offering for general corporate purposes.
NYSE symbol	"ACA"
Dividend policy	We do not anticipate paying dividends on our common stock in the foreseeable future. We plan to retain earnings for use in the operation of our business and to fund future growth.

(1)
The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 31, 2007, and excludes:

•
591,670 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

•
1,741,639 shares of common stock reserved under our Amended and Restated 2006 Stock Incentive Plan but not yet issued as of May 31, 2007; and

•
4,171,300 shares of common stock that may be issued pursuant to options outstanding at a weighted average exercise price of $11.84 per share and 346,654 shares of unvested restricted common stock, both as of May 31, 2007.

ADDITIONAL INFORMATION

        ACA Capital is a Delaware corporation formed in 1997. Our principal subsidiary through which we currently operate our business is ACA Financial Guaranty Corporation, our "A" rated insurance subsidiary that is organized in the State of Maryland. ACA Service, L.L.C., a wholly-owned direct subsidiary of ACA Financial Guaranty, is a Delaware limited liability company that owns the majority of the special purpose entities through which we execute our insured credit swaps. ACA Financial Guaranty insures the obligations of the special purpose vehicles in our Structured Credit line of business. Our CDO Asset Management services are conducted through ACA Management, L.L.C., also a wholly-owned indirect subsidiary of ACA Financial Guaranty, and ACA Capital Management (U.K.) Pte. Limited, a wholly-owned indirect subsidiary of ACA Capital. ACA Management, L.L.C. is a Delaware limited liability company. ACA Management, L.L.C. is registered with the Securities and Exchange Commission as an investment adviser. ACA Capital Management (U.K.), a United Kingdom private limited company, became authorized and regulated by the Financial Services Authority ("FSA") as an investment manager in January 2007. In addition to our three operating businesses, we have a fourth line of business that includes insurance products in which we no longer write new business.

        Our principal executive office is located at 140 Broadway, New York, New York 10005 and our telephone number is (212) 375-2000. We maintain a website at www.aca.com. Information on our website is not a part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial data for the periods presented. The consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements and related notes as presented in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our historical consolidated financial statements not included in this prospectus. The selected historical financial data as of and for the three months ended March 31, 2007 and 2006 is derived from our unaudited interim financial statements as presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which is incorporated by reference in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. The results of operations for prior accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share amounts)
Statement of Operations Data(a):
Gross premiums written	$53,350	$60,981	$44,570	$41,280	$31,322	$4,788	$5,041
Net premiums written	$45,520	$57,516	$45,481	$41,918	$30,817	$4,663	$4,910
Premiums earned	$12,062	$18,796	$29,833	$33,343	$28,699	$4,882	$5,149
Net insured credit swap revenue	1,557	6,841	16,018	21,571	57,602	14,180	3,699
Net investment income	20,269	52,868	126,170	254,591	338,166	77,712	89,920
Net realized gains (losses) on investments	4,138	3,188	(6,547)	(2,777)	(4,034)	(1,967)	(3,708)
Net realized and unrealized gains (losses) on derivative instruments	(25,092)	9,124	6,520	8,410	8,559	3,642	2,080
Other net credit swap revenue	4,975	12,121	10,990	4,157	10,106	2,913	12,306
Fee income	4,236	8,898	6,091	11,110	24,495	4,118	6,332
Other income	676	423	3,937	189	522	51	56
Total revenues	22,821	112,259	193,012	330,594	464,115	105,531	115,834
Loss and loss adjustment expenses	1,801	3,168	46,590	14,038	8,800	2,021	1,373
Policy acquisition costs	4,046	4,077	3,835	8,652	8,740	1,392	1,477
Other operating expenses	18,683	29,466	38,645	37,443	49,436	10,613	16,153
Interest expense	9,869	39,260	101,137	214,313	291,757	66,419	76,408
Depreciation and amortization	1,081	4,115	6,935	8,583	9,556	2,492	2,259
Total expenses	35,480	80,086	197,142	283,029	368,289	82,937	97,670
(Income) loss of minority interest	—	—	476	(3,708)	(4,038)	(1,155)	(879)
Income (loss) before provision (benefit) for income taxes	(12,659)	32,173	(3,654)	43,857	91,788	21,439	17,285
Provision (benefit) for income taxes	(6,318)	12,206	135	15,097	33,080	7,292	5,868
Net income (loss)	$(6,341)	$19,967	$(3,789)	$28,760	$58,708	$14,147	$11,417
Share and Per Share Data(b):
Earnings (loss) per share
Basic	$(1.01)	$3.18	$(0.61)	$1.26	$2.38	$0.62	$0.31
Diluted	$(1.01)	$1.51	$(0.61)	$0.96	$1.89	$0.47	$0.31
Weighted average number of shares of common stock outstanding
Basic	6,282	6,270	6,168	22,794	24,694	22,806	36,540
Diluted	6,282	13,260	6,168	29,886	31,032	30,044	37,120
Book value per share(c)	$12.42	$15.04	$12.38	$13.04	$13.96	$13.67	$11.62

	As of December 31,
						As of March 31, 2007
	2002	2003	2004	2005	2006
	(in thousands, except per share amounts and where otherwise noted)
Summary Balance Sheet Data(a):
Cash and cash equivalents(d)	$82,361	$212,511	$259,000	$224,605	$446,966	$496,247
Total investments(e)	726,184	3,109,179	5,275,699	5,418,079	5,407,689	5,255,345
Derivative assets	6,752	19,343	28,460	15,250	19,730	23,784
Total assets(d)(e)	916,966	3,463,863	5,691,961	5,792,200	6,038,194	6,008,455
Unearned premiums	136,222	172,278	180,140	187,739	189,537	189,281
Reserve for losses and loss adjustment expenses	6,555	4,984	36,006	34,306	42,113	44,108
Total debt(e)	541,470	2,964,332	4,903,047	5,029,348	4,903,742	4,874,218
Derivative liabilities	40,010	64,045	58,755	46,538	33,874	44,239
Total liabilities	757,106	3,269,557	5,306,424	5,385,646	5,498,190	5,564,590
Minority interest	—	—	20,923	22,241	30,190	19,189
Accumulated other comprehensive income	(5,583)	8,896	21,952	11,132	(3,308)	(99,988)
Total stockholders' equity	159,860	194,306	364,614	384,313	509,814	424,676
Other Data(g):
Credit exposure(f) (in millions)	$6,378	$8,563	$11,296	$21,467	$46,255	$57,033
CDO assets under management (in millions)	$2,403	$5,830	$7,798	$9,907	$15,664	$16,296
Statutory Financial Data (ACA Financial Guaranty)(g):
Contingency reserve(h)	$21,162	$31,520	$46,129	$74,377	$113,477	$131,973
Policyholders' surplus	123,635	134,565	279,985	266,108	273,644	256,322
Qualified statutory capital(i)	$144,797	$166,085	$326,114	$340,485	$387,121	$388,295

(a)
Under U.S. GAAP, we are required to consolidate into our financial statements the income, expense, assets and liabilities related to certain of our CDOs when we are deemed to be the primary beneficiary of the CDO vehicle. Although these CDOs are consolidated, we do not have the right to use the assets of the CDOs for general operations or in satisfaction of our corporate debt obligations. Our investment exposure to our CDOs is therefore limited to the equity we retain, which is the first loss position of the CDO. For a description of the impact of consolidation on our financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Consolidation of Variable Interest Entities (VIEs) and Other Restricted Investments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—CDO Asset Management—Supplementary Information" included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

(b)
Earnings per share and weighted average number of shares of common stock outstanding were restated to reflect the 6-for-1 stock split that was completed on August 23, 2006.

(c)
Book value per share is based on total stockholders' equity divided by basic common stock outstanding after giving effect to the August 23, 2006 stock split and gives effect to the conversion of our convertible preferred stock, senior convertible preferred stock and series B senior convertible preferred stock on a post-conversion basis.

(d)
Includes cash and cash equivalents related to our consolidated CDOs of $6.1 million, $109.6 million, $141.3 million, $125.2 million, $265.0 million and $333.9 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Also includes restricted cash balances of $22.0 million, $30.9 million, $30.1 million, $50.2 million, $67.1 million and $70.2 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Restricted cash balances relate to cash on deposit for the benefit of various counterparties in our CDO Asset Management and Structured Credit businesses.

(e)
Includes investments related to our consolidated CDOs of $382.7 million, $2,711.4 million, $4,732.2 million, $4,810.9 million, $4,536.7 million and $4,328.2 million and a guaranteed investment contract related to our consolidated CDOs of $122.5 million, $122.5 million, $122.6 million, $119.3 million, $119.3 million and $119.3 million both as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Includes non-recourse debt related to our consolidated CDOs of $494.5 million, $2,804.8 million, $4,728.6 million, $4,833.2 million, $4,711.8 million and $4,683.4 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively.

(f)
Equal to the amount of notional and net par outstanding guaranteed by ACA Financial Guaranty.

(g)
This information is not derived from our audited consolidated financial statements or unaudited interim consolidated financial statements.

(h)
Under statutory accounting practices, or SAP, prescribed or permitted by the Maryland Insurance Administration, we are required to establish contingency reserves based on a specified percentage of either written premiums or insured exposure by bond type. A contingency reserve is an additional liability reserve established to protect the policyholder against the effects of adverse economic developments or cycles or other unforeseen circumstances.

(i)
Qualified statutory capital, comprised of the sum of policyholders' surplus and contingency reserve, is a commonly used measure of statutory based equity in the financial guaranty industry.

FORWARD-LOOKING STATEMENTS

        This prospectus may include statements that are not historical or current facts and may be considered "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The words "believe," "anticipate," "project," "plan," "expect," "intend," "may," "will likely result," "looking forward" or "will continue," and similar expressions identify forward-looking statements. In particular, our description of our business strategy, including our entering into new business markets and geographic regions are forward-looking statements. Such statements reflect management's current expectations or forecasts of future events based on its current views and assumptions regarding future events and economic performance.

        Any or all of the forward-looking statements herein are subject to risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among factors that could cause actual results to differ materially are:

  •
  difficulties with the execution of our business strategy;

  •
  changes in the economic, credit spread or interest rate environment in the United States and overseas;

  •
  the level of activity in the national and global debt markets;

  •
  market spreads and pricing on derivative products insured or issued by us;

  •
  significant credit losses in excess of expectations and the inability to obtain expected levels of reimbursement or recoveries;

  •
  ratings actions with respect to the financial strength rating assigned by S&P to our insurance subsidiary, ACA Financial Guaranty, or a change in S&P's ratings criteria at any time;

  •
  prepayment speeds on insured asset-backed securities and other factors that may influence the maturity of CDOs and related management fees paid to us;

  •
  decreased demand for our insurance products or asset management services, or increased competition in our markets;

  •
  changes in accounting policies or practices that may impact our reported financial results;

  •
  the amount of reserves established for losses and loss expenses and the differences between our reserves and actual losses;

  •
  changes in regulation or tax laws applicable to us or those with which we do business;

  •
  governmental action;

  •
  loss of key personnel;

  •
  technological developments;

  •
  the effects of mergers, acquisitions and divestitures;

  •
  other risks and uncertainties that have not been identified at this time; and

  •
  management's response to these factors.

        The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus and "Risk Factors" included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus. We caution that forward-looking statements made by us speak only as of the date on which they are made, and, except as required by law, we do not undertake any obligation to update or revise such statements if management's expectations change or we become aware that any forward-looking statement is not likely to be achieved.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or to individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $                        . We intend to use the net proceeds of this offering for general corporate purposes.

MARKET PRICE OF OUR COMMON STOCK

        Our common stock has been listed on the New York Stock Exchange under the symbol "ACA" since November 10, 2006. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on the New York Stock Exchange.

2006	High	Low
Fourth Quarter (commencing November 10, 2006)	$15.52	$12.60
2007	High	Low
First Quarter	$16.55	$12.73
Second Quarter (through June 13, 2007)	$16.00	$12.79

DIVIDEND POLICY

        We do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant.

        Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay dividends to us. Our subsidiaries are subject to significant regulatory and contractual restrictions limiting their ability to declare and pay dividends. As of March 31, 2007, ACA Financial Guaranty, which represents approximately 81% of our assets on an unconsolidated basis, had a negative earned surplus in the amount of $127 million primarily due to the formula driven calculations which assign surplus to contingency reserves based on our portfolio of insurance exposures. Applicable insurance laws prohibit ACA Financial Guaranty from paying extraordinary dividends without the approval of the Maryland Insurance Commissioner until it has a positive earned surplus calculated on a SAP basis. The payment of ordinary dividends by ACA Financial Guaranty is also subject to a prior notice requirement. As many of our subsidiaries are held directly by ACA Financial Guaranty, our ability to receive dividends from those subsidiaries may also be subject to the restrictions of Maryland insurance law. See

"Business—Regulation—ACA Financial Guaranty Corporation—Maryland Insurance Holding Company Law—Dividends" included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a description of the definition and calculation of extraordinary dividends and ordinary dividends and the restrictions on our ability to pay dividends. ACA Financial Guaranty also does not intend to pay any dividends to us to the extent it would impact its ability to maintain its "A" rating. Further, we will not be able to use any of the assets of any of the CDOs in which we invest or the Credit-focused Absolute Return Fixed Income Fund, ACA Capital Partners I, to pay dividends.

        For more information regarding restrictions on the payment of dividends by us and our subsidiaries, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2007. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited consolidated financial statements and notes thereto included in our Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus. The information in the table was derived from unaudited financial information, which was prepared for our Form 10-Q for the quarterly period ended March 31, 2007.

March 31, 2007(1)
(dollars in thousands)
Debt
Corporate debt	$79,899
CDO debt—operating	110,942
CDO debt—non-recourse, net of discounts	4,683,377

Total debt(2)	4,874,218

Stockholders' equity:
Common stock, of 100,000,000 shares authorized at March 31, 2007; 37,414,603 shares issued and outstanding at March 31, 2007; par value $0.10 per share	3,741
Gross paid-in and contributed capital	440,266
Treasury stock (851,847 shares at March 31, 2007)	(12,088)
Notes receivable from stockholders	(3,121)
Deferred compensation	(580)
Accumulated other comprehensive income	(99,988)
Retained earnings	96,446

Total stockholders' equity	$424,676

Total capitalization(2)	$5,298,894

(1)
Excludes the following: 1,741,639 shares of common stock reserved under our Amended and Restated 2006 Stock Incentive Plan but not yet issued as of May 31, 2007 and 4,171,300 shares of common stock that may be issued pursuant to options outstanding at a weighted average exercise price of $11.84 per share and 346,654 shares of unvested restricted stock, both as of May 31, 2007.

(2)
Excluding CDO debt—non-recourse, which consists of debt issued by our CDOs and is solely the obligation of the entities which issue the CDOs' debt, total debt would be $190.8 million and total capitalization would be $615.5 million.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial data for the periods presented. The consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements and related notes as presented in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our historical consolidated financial statements not included in this prospectus. The selected historical financial data as of and for the three months ended March 31, 2007 and 2006 is derived from our unaudited interim financial statements as presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which is incorporated by reference in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. The results of operations for prior accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share amounts)
Statement of Operations Data(a):
Gross premiums written	$53,350	$60,981	$44,570	$41,280	$31,322	$4,788	$5,041
Net premiums written	$45,520	$57,516	$45,481	$41,918	$30,817	$4,663	$4,910
Premiums earned	$12,062	$18,796	$29,833	$33,343	$28,699	$4,882	$5,149
Net insured credit swap revenue	1,557	6,841	16,018	21,571	57,602	14,180	3,699
Net investment income	20,269	52,868	126,170	254,591	338,166	77,712	89,920
Net realized gains (losses) on investments	4,138	3,188	(6,547)	(2,777)	(4,034)	(1,967)	(3,708)
Net realized and unrealized gains (losses) on derivative instruments	(25,092)	9,124	6,520	8,410	8,559	3,642	2,080
Other net credit swap revenue	4,975	12,121	10,990	4,157	10,106	2,913	12,306
Fee income	4,236	8,898	6,091	11,110	24,495	4,118	6,332
Other income	676	423	3,937	189	522	51	56
Total revenues	22,821	112,259	193,012	330,594	464,115	105,531	115,834
Loss and loss adjustment expenses	1,801	3,168	46,590	14,038	8,800	2,021	1,373
Policy acquisition costs	4,046	4,077	3,835	8,652	8,740	1,392	1,477
Other operating expenses	18,683	29,466	38,645	37,443	49,436	10,613	16,153
Interest expense	9,869	39,260	101,137	214,313	291,757	66,419	76,408
Depreciation and amortization	1,081	4,115	6,935	8,583	9,556	2,492	2,259
Total expenses	35,480	80,086	197,142	283,029	368,289	82,937	97,670
(Income) loss of minority interest	—	—	476	(3,708)	(4,038)	(1,155)	(879)
Income (loss) before provision (benefit) for income taxes	(12,659)	32,173	(3,654)	43,857	91,788	21,439	17,285
Provision (benefit) for income taxes	(6,318)	12,206	135	15,097	33,080	7,292	5,868
Net income (loss)	$(6,341)	$19,967	$(3,789)	$28,760	$58,708	$14,147	$11,417
Share and Per Share Data(b):
Earnings (loss) per share
Basic	$(1.01)	$3.18	$(0.61)	$1.26	$2.38	$0.62	$0.31
Diluted	$(1.01)	$1.51	$(0.61)	$0.96	$1.89	$0.47	$0.31
Weighted average number of shares of common stock outstanding
Basic	6,282	6,270	6,168	22,794	24,694	22,806	36,540
Diluted	6,282	13,260	6,168	29,886	31,032	30,044	37,120
Book value per share(c)	$12.42	$15.04	$12.38	$13.04	$13.96	$13.67	$11.62

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(in thousands, except per share amounts and where otherwise noted)
Summary Balance Sheet Data(a):
Cash and cash equivalents(d)	$82,361	$212,511	$259,000	$224,605	$446,966	$496,247
Total investments(e)	726,184	3,109,179	5,275,699	5,418,079	5,407,689	5,255,345
Derivative assets	6,752	19,343	28,460	15,250	19,730	23,784
Total assets(d)(e)	916,966	3,463,863	5,691,961	5,792,200	6,038,194	6,008,455
Unearned premiums	136,222	172,278	180,140	187,739	189,537	189,281
Reserve for losses and loss adjustment expenses	6,555	4,984	36,006	34,306	42,113	44,108
Total debt(e)	541,470	2,964,332	4,903,047	5,029,348	4,903,742	4,874,218
Derivative liabilities	40,010	64,045	58,755	46,538	33,874	44,239
Total liabilities	757,106	3,269,557	5,306,424	5,385,646	5,498,190	5,564,590
Minority interest	—	—	20,923	22,241	30,190	19,189
Accumulated other comprehensive income	(5,583)	8,896	21,952	11,132	(3,308)	(99,988)
Total stockholders' equity	159,860	194,306	364,614	384,313	509,814	424,676
Other Data(g):
Credit exposure(f) (in millions)	$6,378	$8,563	$11,296	$21,467	$46,255	$57,033
CDO assets under management (in millions)	$2,403	$5,830	$7,798	$9,907	$15,664	$16,296
Statutory Financial Data (ACA Financial Guaranty)(g):
Contingency reserve(h)	$21,162	$31,520	$46,129	$74,377	$113,477	$131,973
Policyholders' surplus	123,635	134,565	279,985	266,108	273,644	256,322
Qualified statutory capital(i)	$144,797	$166,085	$326,114	$340,485	$387,121	$388,295

(a)
Under U.S. GAAP, we are required to consolidate into our financial statements the income, expense, assets and liabilities related to certain of our CDOs when we are deemed to be the primary beneficiary of the CDO vehicle. Although these CDOs are consolidated, we do not have the right to use the assets of the CDOs for general operations or in satisfaction of our corporate debt obligations. Our investment exposure to our CDOs is therefore limited to the equity we retain, which is the first loss position of the CDO. For a description of the impact of consolidation on our financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Consolidation of Variable Interest Entities (VIEs) and Other Restricted Investments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—CDO Asset Management—Supplementary Information" included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

(b)
Earnings per share and weighted average number of shares of common stock outstanding were restated to reflect the 6-for-1 stock split that was completed on August 23, 2006.

(c)
Book value per share is based on total stockholders' equity divided by basic common stock outstanding after giving effect to the August 23, 2006 stock split and gives effect to the conversion of our convertible preferred stock, senior convertible preferred stock and series B senior convertible preferred stock on a post-conversion basis.

(d)
Includes cash and cash equivalents related to our consolidated CDOs of $6.1 million, $109.6 million, $141.3 million, $125.2 million, $265.0 million and $333.9 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Also includes restricted cash balances of $22.0 million, $30.9 million, $30.1 million, $50.2 million, $67.1 million and $70.2 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Restricted cash balances relate to cash on deposit for the benefit of various counterparties in our CDO Asset Management and Structured Credit businesses.

(e)
Includes investments related to our consolidated CDOs of $382.7 million, $2,711.4 million, $4,732.2 million, $4,810.9 million, $4,536.7 million and $4,328.2 million and a guaranteed investment contract related to our consolidated CDOs of $122.5 million, $122.5 million, $122.6 million, $119.3 million, $119.3 million and $119.3 million both as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively. Includes non-recourse debt related to our consolidated CDOs of $494.5 million, $2,804.8 million, $4,728.6 million, $4,833.2 million, $4,711.8 million and $4,683.4 million as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007, respectively.

(f)
Equal to the amount of notional and net par outstanding guaranteed by ACA Financial Guaranty.

(g)
This information is not derived from our audited consolidated financial statements or unaudited interim consolidated financial statements.

(h)
Under SAP prescribed or permitted by the Maryland Insurance Administration, we are required to establish contingency reserves based on a specified percentage of either written premiums or insured exposure by bond type. A contingency reserve is an additional liability reserve established to protect the policyholder against the effects of adverse economic developments or cycles or other unforeseen circumstances.

(i)
Qualified statutory capital, comprised of the sum of policyholders' surplus and contingency reserve, is a commonly used measure of statutory based equity in the financial guaranty industry.

PRINCIPAL AND SELLING STOCKHOLDERS

        The table below sets forth information known to us regarding the beneficial ownership of shares of our common stock as of May 31, 2007 by:

  •
  each person known by us to be the beneficial owner of more than five percent (5%) of our shares of common stock;

  •
  each of our stockholders selling shares in this offering;

  •
  each of our directors;

  •
  our chief executive officer and the other four executive officers named in the Summary Compensation Table that appears in our Definitive Proxy Statement filed on April 26, 2007; and

  •
  all directors and executive officers, as a group.

        Unless otherwise noted below, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law. Certain stockholders not indicated below as selling shares in this offering may exercise certain piggyback registration rights pursuant to our amended and restated registration rights agreement. In the event any of these stockholders exercise their rights, we will amend this prospectus to reflect the inclusion of such shares. We would not receive any proceeds from the sale of such shares and the number of outstanding shares would be unchanged thereby.

        The number of shares listed as beneficially owned by each stockholder below is determined to be beneficially owned in accordance with the rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of common stock subject to options currently exercisable or exercisable within 60 days after May 31, 2007 are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. Under the terms of the stockholders agreement, certain of our stockholders, including the greater than five percent (5%) stockholders named below (other than Perry Corp.) and our employees who are party to the stockholders agreement, have agreed to vote for directors nominated by certain stockholders and each of our employees who is a party to the stockholders agreement is required to appoint BSMB/ACA LLC as proxy and attorney-in-fact to vote for the election and/or removal of directors. All of the parties to the stockholders agreement have made Schedule 13G filings with the SEC that identify each of the parties to the stockholders agreement. See "Description of Capital Stock—Stockholders Agreement" below. Accordingly, all of the parties to the stockholders agreement may be deemed to be members of a group, which group would be deemed to beneficially own all the shares held by all of the parties to the stockholders agreement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The aggregate number of shares of common stock owned by stockholders who are parties to the stockholders agreement as of May 31, 2007 was 36,523,276, which was approximately 80% of our then outstanding common stock. The table below represents the number of shares owned by each stockholder named below without giving effect to any share these persons may be deemed to beneficially own because they are parties to the stockholders agreement. Certain of the selling stockholders are party to the stockholders agreement. After giving effect to the offering and assuming that each selling stockholder so named in the chart sells the amount indicated below (without giving effect to the over-allotment option), the aggregate number of shares of common stock owned by stockholders who are parties to the stockholders agreement as of May 31, 2007 would have been 25,299,258, which would have been approximately 69% of our then outstanding common stock.

        Percentage of beneficial ownership is based on 36,591,655 shares of our common stock outstanding as of May 31, 2007. All share numbers presented are common stock, which is the only class of equity outstanding.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering(1)(2)
			Number of Shares Being Offered
Beneficial Owner
	Number	Percentage		Number	Percentage
5% or greater stockholders
BSMB/ACA LLC(3) c/o Bear, Stearns & Co. Inc. 383 Madison Avenue, 40th Floor New York, NY 10179	10,113,983	27.6%	0	10,113,983	27.6%
SF Holding Corp. (f/k/a Stephens Group, Inc.) 111 Center Street Little Rock, AR 72201	4,856,320	13.3%	1,500,000	3,356,320	9.2%
Third Avenue Trust 622 Third Avenue New York, NY 10017	4,609,419	12.6%	953,913	3,655,506	10.0%
Chestnut Hill ACA, LLC 60 Williams Street, Suite 230 Wellesley, MA 02481	4,011,851	11.0%	0	4,011,851	11.0%
Perry Corp.(4) 767 Fifth Avenue New York, New York 10153	2,000,000	5.5%	0	2,000,000	5.5%
Named Executive Officers and Directors
Alan S. Roseman(5)	817,784	2.2%	0	817,784	2.2%
Edward U. Gilpin(6)	356,012	1.0%	0	356,012	1.0%
Laura U. Schwartz(7)	93,358	*	0	93,358	*
James A. Rothman(8)	113,909	*	0	113,909	*
Joseph M. Pimbley(9)	113,297	*	0	113,297	*
David E. King(10)	10,113,983	27.6%	0	10,113,983	27.6%
David M. Barse(11)	4,609,419	12.6%	953,913	3,655,506	10.0%
John G. Berylson(12)	4,011,851	11.0%	0	4,011,851	11.0%
Douglas L. Jacobs(13)	31,865	*	0	31,865	*
Robert Juneja(14)	10,113,983	27.6%	0	10,113,983	27.6%
William H. Lacy(15)	42,600	*	0	42,600	*
Gideon A. Pell	0	0.0%	0	0	0.0%
Warren A. Stephens(16)	4,856,320	13.3%	1,500,000	3,356,320	9.2%
All Executive Officers and Directors as a Group (14 persons)	25,205,128	66.8%	2,453,913	22,751,215	60.3%
Other Selling Stockholders
Banc of America 214 North Tyron St. Charlotte, NC 28255	527,324	1.4%	527,324	0	0.0%
Drawbridge Special Opportunities Fund LP 1345 Avenue of the Americas New York, NY 10105	963,236	2.6%	963,236	0	0.0%

Unless otherwise indicated in the tables, the address of each of the beneficial owners identified is c/o ACA Capital Holdings, Inc., 140 Broadway, 47th Floor, New York, NY 10005.

*
Less than 1% of our outstanding common stock.

(1)
Shares beneficially owned includes shares of common stock issuable upon the exercise of outstanding stock options exercisable within 60 days of May 31, 2007 and shares of restricted stock.

(2)
Assumes no exercise of the underwriters' over-allotment option to purchase an aggregate of 591,670 shares of common stock from us.

(3)
BSMB/ACA LLC is an affiliate of, and is controlled by, Bear Stearns Merchant Banking and an affiliate of The Bear Stearns Companies Inc., a broker/dealer. The Bear Stearns Companies Inc. and John D. Howard, by virtue of his status as the sole member of JDH Management, LLC, may be deemed to share beneficial ownership of shares owned of record by Bear Stearns Merchant Banking and BSMB/ACA LLC. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by

  Bear Stearns Merchant Banking and BSMB/ACA LLC, but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Mr. Howard is employed by Bear, Stearns & Co. Inc., a broker/dealer. The Bear Stearns Companies Inc. is the managing member of Bear Stearns Merchant GP II, LLC, which is the general partner of Bear Stearns Merchant Capital II, L.P., the general partner of Bear Stearns Merchant Banking.

(4)
Shares of common stock beneficially owned are based on a Schedule 13G filed on February 12, 2007 by Perry Corp. and Richard C. Perry.

(5)
Includes beneficial ownership of 482,570 shares of restricted stock and/or common stock for which Mr. Roseman holds options exercisable on or within 60 days of May 31, 2007.

(6)
Includes beneficial ownership of 302,279 shares of restricted stock and/or common stock for which Mr. Gilpin holds options exercisable on or within 60 days of May 31, 2007.

(7)
Includes beneficial ownership of 91,913 shares of restricted stock and/or common stock for which Ms. Schwartz holds options exercisable on or within 60 days of May 31, 2007.

(8)
Includes beneficial ownership of 89,828 shares of restricted stock and/or common stock for which Mr. Rothman holds options exercisable on or within 60 days of May 31, 2007.

(9)
Includes beneficial ownership of 103,797 shares restricted stock and/or common stock for which Mr. Pimbley holds options exercisable on or within 60 days of May 31, 2007.

(10)
Mr. King is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking, LLC, an affiliate of BSMB/ACA LLC. Mr. King disclaims beneficial ownership of any of the shares of common stock owned by BSMB/ACA LLC, except to the extent of his pecuniary interest therein, if any.

(11)
Mr. Barse is President and Chief Executive Officer of Third Avenue Management, LLC, an affiliate of Third Avenue Trust. Mr. Barse disclaims beneficial ownership of any of the shares of common stock owned by Third Avenue Trust, except to the extent of his pecuniary interest therein, if any.

(12)
Mr. Berylson is Chairman and Chief Executive Officer of Chestnut Hill Ventures, LLC, an affiliate of Chestnut Hill ACA, LLC. Mr. Berylson disclaims beneficial ownership of any of the shares of common stock owned by Chestnut Hill ACA, LLC, except to the extent of his pecuniary interest therein, if any.

(13)
Includes beneficial ownership of 12,600 shares of restricted stock and/or common stock for which Mr. Jacobs hold options exercisable on or within 60 days of May 31, 2007.

(14)
Mr. Juneja is a Managing Director of Bear, Stearns & Co. Inc. and Bear Stearns Merchant Banking, LLC, an affiliate of BSMB/ACA LLC. Mr. Juneja disclaims beneficial ownership of any of the shares of common stock owned by BSMB/ACA LLC, except to the extent of his pecuniary interest therein, if any.

(15)
Includes beneficial ownership of 12,600 shares of restricted stock and/or common stock for which Mr. Lacy hold options exercisable on or within 60 days of May 31, 2007.

(16)
Mr. Stephens is President and Chief Executive Officer of SF Holding Corp. (f/k/a Stephens Group, Inc.). Mr. Stephens may be deemed to have beneficial ownership of any of the shares of common stock owned by SF Holding Corp.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Under our written Related Party Transaction Policy, all transactions involving any of our directors, executive officers or greater than five percent (5%) stockholders, as well as any members of their family or entities in which they have a material interest, must be referred to our General Counsel to determine if it constitutes a related party transaction. If our General Counsel determines that a transaction or relationship constitutes a "related party transaction" within the meaning of Item 404(a) of SEC Regulation S-K, our General Counsel will refer the transaction pursuant to the following standards. Related party transactions involving executive officers (other than the CEO or the General Counsel) and/or their immediate family members will be referred to the CEO and the General Counsel. Related party transactions involving the General Counsel and/or her immediate family members will be referred to the CEO. Related party transactions involving more than five percent (5%) stockholders, directors, director nominees or the CEO and/or their immediate family members will be referred to the nominating and governance committee. All determinations by the CEO or the General Counsel will be reported to the nominating and governance committee at its next regularly scheduled meeting.

        Our CEO and the General Counsel or the nominating and governance committee will approve or ratify each such transaction if it is consistent with the policy. In determining whether to approve a related party transaction, the CEO and the General Counsel and the nominating and governance committee will consider, among other things, the following factors: whether the terms of the transaction are fair to the Company; whether the terms of the transaction would have been the same had the transaction not involved a related party; whether there are business reasons for the Company to enter into the transaction; whether the transaction would impair the independence of an outside director; whether the transaction would present an improper conflict of interest for any director or executive officer of the Company; and whether the transaction is material. The types of related party transactions covered by the policy are those that are required to be disclosed pursuant to Item 404(a) of SEC Regulation S-K.

        The nominating and governance committee was formed upon the listing of our common stock on the New York Stock Exchange, or NYSE, on November 10, 2006. Our Related Party Transaction Policy was not adopted until the first quarter 2007. Prior to the adoption of our policy, potential related party transactions were referred to our General Counsel for review for the existence of potential conflicts of interest. These transactions were discussed with, and approved by, our CEO and, on an as needed basis, our Board or, following its formation, the nominating and governance committee.

        Since January 1, 2004, the following transactions were addressed by our related party transaction policies:

        On September 30, 2004, a Bear Stearns Merchant Banking, LLC sponsored investment vehicle, BSMB/ACA LLC ("BSMB"), invested $105 million in the Company in exchange for series B senior convertible preferred stock that converted into common stock concurrently with the closing of our initial public offering. Bear Stearns Merchant Banking is the private equity arm of Bear, Stearns & Co. Inc., a wholly-owned subsidiary of The Bear Stearns Companies Inc. BSMB is our largest stockholder, with 27.6% of our outstanding common stock as of May 31, 2007, and BSMB has the right to appoint three representatives to serve on our Board of Directors. Currently two BSMB representatives serve on our Board, including our chairman. Upon closing the BSMB investment, we paid an affiliate of BSMB a transaction fee of $2.0 million. In addition, we paid advisory expenses of $0.8 million to Bear, Stearns & Co. Inc. on behalf of BSMB in 2004. We also paid an affiliate of BSMB a portfolio monitoring fee of approximately $62,500 in 2004 and $263,945 in 2005 and approximately $0.3 million in 2006 under a professional services agreement that terminated upon consummation of our initial public offering.

        During 2005, Bear, Stearns & Co. Inc. performed investment banking services for us in connection with the structuring and issuance of one of our CDOs for which it was paid a structuring and placement fee of $5.0 million. At the close of that transaction, Bear, Stearns & Co. Inc. paid us an asset management fee of $450,000 for managing the assets during the warehouse phase. In addition, during 2005, Bear, Stearns & Co. Inc. was paid a placement fee of $1.0 million in connection with the issuance and sale of certain medium term notes.

        In April 2006, we transferred our position in an insured credit swap as a protection seller under one structured credit transaction to Bear, Stearns & Co. Inc. for which Bear, Stearns & Co. Inc. paid us $839,000. Bear, Stearns & Co. Inc. also performed investment banking services on two CDO transactions in 2006 sponsored by us in connection with which Bear Stearns & Co. Inc. received structuring and placement fees of approximately $17.9 million. We were also paid structuring fees and fees for management of the assets during the warehouse phase on these transactions in the aggregate amount of approximately $6.5 million. In May 2006, we entered into a credit agreement in which Bear Stearns Corporate Lending Inc. is a lender and has and will in the future earn customary fees. Bear Stearns Corporate Lending Inc. is an affiliate of Bear, Stearns & Co. Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Credit Facility" included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus. In November 2006, Bear, Stearns & Co. Inc. participated as one of the joint book-running managers of our IPO. We paid Bear, Stearns & Co. Inc. approximately $1.4 million in commissions and related fees pursuant to a customary underwriting agreement among us and the several underwriters in connection with that offering. In each of March and May 2007, we entered into an insured credit swap with Bear Stearns Credit Products Inc., an affiliate of Bear Stearns & Co. Inc. The first quarterly payment for these insured credit swaps is payable to us in June 2007.

        In 2002, we retained Stephens Capital Management ("Stephens") as one of our investment managers and paid investment management fees of $0.7 million, $0.1 million and $0.2 million related to Stephens during 2006, 2005 and 2004, respectively. This investment manager is affiliated with SF Holding Corp. (f/k/a Stephens Group Inc.). The investment management agreement was terminated upon the consent of both parties effective as of January 31, 2007. In November 2006, Stephens Inc., an affiliate of SF Holding Corp., participated as one of the managers of our IPO. We paid Stephens Inc. approximately $700,000 in commissions and related fees pursuant to a customary underwriting agreement among us and the several underwriters in connection with that offering. SF Holding Corp. is our second largest stockholder, owning 13.3% of our outstanding common stock as of May 31, 2007. One SF Holding Corp. representative presently serves on our Board.

        During 2006 and 2005, we received management and structuring fee income from our non-consolidated CDOs of $18.5 million and $4.2 million, respectively. No CDOs were considered related parties in 2004. This amount is included in fee income.

        Banc of America Securities, LLC, an affiliate of Banc of America Strategic Investments Coropration, acted as placement agent in connection with our issuance of shares of series B senior convertible preferred stock in 2004 for which it was paid placement fees of $2.4 million. At the time of this transaction, Banc of America Strategic Investments Corporation was the beneficial owner of 7.8% of our outstanding common stock on an as-converted basis and, as of May 31, 2007, held 1.4% of our outstanding common stock.

        We believe all the transactions listed above are on terms comparable to those that could have been obtained from unaffiliated third parties.

        We have entered into indemnity agreements with three of our directors, William H. Lacy, Douglas L. Jacobs and Gideon A. Pell, under which we agreed to indemnify Mr. Lacy, Mr. Jacobs or Mr. Pell if any of them is made, or threatened to be made, a party to any action or proceeding (including an action by or in the right of us), whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director of us, or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any judgments, fines, amounts paid in settlement and reasonable expenses which he incurs, subject to the limitations imposed by Delaware law. Under Delaware law, we are permitted to indemnify our directors, officers, employees and other agents, within the limits established by our Bylaws and public policy, pursuant to an express contract. Delaware law generally permits indemnification of expenses actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel (if a quorum of independent directors is not obtainable) or by a majority vote of a quorum of the stockholders (excluding shares owned by the indemnified party) that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. In addition, we maintain liability insurance covering all of our directors and officers. There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        On September 30, 2004, pursuant to an employment contract approved by our Board, we granted 335,214 shares of restricted stock to our CEO, Alan S. Roseman, which totaled approximately $3.5 million. We loaned Mr. Roseman $1,372,892 to fund taxes associated with his Section 83(b) election in connection with the grant. The loan accrued interest at 3.56%, the applicable federal rate provided by the Internal Revenue Service for the month the loan was originated. The largest aggregate amount of indebtedness outstanding in 2006 was $1,380,902. On May 2, 2006, Mr. Roseman paid the outstanding principal balance and accrued interest in the amount of $1,126,312 in full.

        Pursuant to employment agreements approved by our Board in 2001, our Executive Vice President and CFO, Edward U. Gilpin, and our then Executive Vice President—Head of Credit, William Tomljanovic, each purchased 8,789 shares of our common stock in exchange for a $500,000 10-year promissory note payable to us. The promissory notes accrued interest at the 10-year U.S. Treasury rate. Under Mr. Gilpin's note the largest aggregate amount of indebtedness outstanding in 2006 was $560,533. Mr. Gilpin made principal and interest payments on the note in the aggregate amount of $171,600 and the remaining balance was forgiven by the Company in the first quarter of 2006. Under Mr. Tomljanovic's note the largest aggregate amount of indebtedness outstanding in 2006 was also $560,533. Mr. Tomljanovic made principal and interest payments on the note in the aggregate amount of $190,350 and the remaining balance was forgiven by the Company in the first quarter of 2006.

        From September 2004 to May 2005, we employed James Berylson, the son of John Berylson, a member of our Board of Directors. During that time, James Berylson received compensation of $60,750 while serving as an analyst in our Structured Credit business.

        See "Description of Capital Stock—Stockholders Agreement" for additional information on relationships with our stockholders.

DESCRIPTION OF CAPITAL STOCK

        The following description of our share capital summarizes certain provisions of our Certificate of Incorporation and Bylaws. Copies of our Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

General

        As of May 31, 2007, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.10 per share, and 8,000,000 shares of preferred stock, par value $0.10 per share. As of May 31, 2007, we had 36,591,655 shares of common stock outstanding and no shares of preferred stock outstanding. As of May 31, 2007, we had outstanding options to acquire 4,171,300 shares of common stock with a weighted average exercise price of $11.84, 346,654 shares of unvested restricted common stock and 1,741,639 shares of common stock reserved but not yet issued under our Amended and Restated 2006 Stock Incentive Plan.

Common Stock

        Holders of common stock have no preemptive, redemption, conversion or sinking fund rights. The quorum for any meeting of our stockholders is two or more persons present in person and representing in person or by proxy the majority of the aggregate voting power of our Company. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock, provided that holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms, number of shares, powers, limitations or restrictions of preferred stock. Most matters to be approved by holders of common stock require approval by a simple majority vote cast at a meeting where a quorum is present. However, directors shall be elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting where a quorum is present.

        Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a dissolution, liquidation or winding-up of our company, the holders of our common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Preferred Stock

        Our Board of Directors has the authority to issue new preferred stock in one or more series and to establish the rights, preferences, privileges and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our Board of Directors will have the authority, without approval of the stockholders, to issue preferred stock that has voting and conversion rights superior to the common stock which may affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control. We have no plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

        Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, and to remove incumbent officers and directors. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights

        The holders of substantially all of our unregistered shares have the right, pursuant to a registration rights agreement, subject to certain limitations, to demand the registration of all or a part of their shares of common stock. Under the agreement, no party may exercise their right to demand registration of any shares within 180 days after (i) the effective date of a previous registration pursuant to a demand registration or (ii) certain previous registrations in which the holders of registrable securities were given piggyback rights. The holders of registrable securities are divided into three groups under the agreement, and we are obligated to effect a total of up to two "demand" registrations for each such group. Any such registration statement that we file in response to such a demand must allow at least 80% of the securities requested to be included in such registration to be registered and sold in order for the filing to count as one of the "demand" registrations. This right will be made subject to a lock-up agreement between those stockholders with registration rights and our underwriters in connection with this offering which, unless waived, will prevent such holders from exercising this right until 180 days after the date of this prospectus. See "Underwriting."

        Subject to the exceptions and limitations set forth in the registration rights agreement, the holders of registrable securities have unlimited piggyback registration rights, subject to the right of the underwriters to determine that the number of securities exceeds the amount that can reasonably be sold and require the registration of the reasonable amounts of shares pro rata amongst the holders.

        We will bear all registration expenses, except underwriting discounts and selling commissions, incurred in connection with the registrations described above. We have agreed to indemnify each stockholder with registration rights against certain liabilities, including liabilities under federal and state securities laws.

        We have filed the Amended and Restated Registration Rights Agreement and Amendments Nos. 1 and 2 to the Amended and Restated Registration Rights Agreement as exhibits to our registration statement, and this discussion is qualified by reference to the actual agreement and amendments.

Stockholders Agreement

        We and some of our stockholders are parties to a stockholders agreement. The parties to the stockholders agreement owned in the aggregate 36,523,276 shares as of May 31, 2007, which was approximately 80% of our then outstanding common stock.

        The stockholders agreement states that each stockholder that is a party to that agreement is required to vote and take all other necessary or desirable actions within its control in its capacity as a stockholder, and that we take all necessary or desirable actions within our control, so that the following individuals are elected to our Board:

  •
  two members of our senior management, one of which must be our CEO and another who must be a member of our executive management team that is nominated by our CEO;

  •
  one director nominated by BSMB/ACA LLC if BSMB/ACA LLC and its affiliates hold 10% or more of its original stock holdings, two directors nominated by BSMB/ACA LLC if BSMB/ACA LLC and its affiliates hold 25% or more of its original stock holdings and three directors nominated by BSMB/ACA LLC if BSMB/ACA LLC and its affiliates hold 50% or more of its original stock holdings, and at all times two independent directors nominated by BSMB/ACA LLC not employed by the Company, the Bear Stearns Companies, Inc. or any stockholder;

  •
  one director nominated by SF Holding Corp. (f/k/a Stephens Group, Inc.) if SF Holding Corp. holds 10% or more of our common stock;

  •
  one director nominated by Chestnut Hill ACA, LLC if Chestnut Hill ACA, LLC holds 10% or more of our common stock; and

  •
  one director nominated by Third Avenue Trust if Third Avenue Trust holds 10% or more of our common stock.

        The chairman of our Board is required to be an individual nominated by BSMB/ACA LLC and, subject to compliance with applicable NYSE and SEC independence requirements, any committee of our Board shall include at least one individual nominated by BSMB/ACA LLC. The composition of the Board of ACA Financial Guaranty and any other subsidiary of the Company that BSMB/ACA LLC may reasonably designate is required be the same as that of our Board unless prohibited by law, in which case the composition of such subsidiary board shall include at least one BSMB/ACA LLC director unless BSMB/ACA LLC otherwise consents. The stockholders agreement provides that, in the event of a conflict between the Securities Act, the Exchange Act or the rules and regulations of any exchange of which our common stock is traded and the terms of the stockholders agreement, the listing requirements and/or the applicable securities laws will prevail.

        Each of our employees who is a party to the stockholders agreement must appoint BSMB/ACA LLC as proxy and attorney-in-fact to vote for the election and/or removal of directors. If such an employee ceases to be employed by us, our Board may elect to have us purchase all or any portion of shares owned by the employee. The purchase price of these shares will be determined pursuant to a formula in the stockholders agreement and may not be equal to the market price at the time of termination or repurchase.

        We have filed the stockholders agreement, as amended, as an exhibit to our registration statement, and this summary is qualified by reference to the actual agreement and amendments.

Limitations of Directors' and Officer's Liability; Indemnification

        Our Certificate of Incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation's Certificate of Incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in

Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

        While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. Our Bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. Our Bylaws further provide that, to the fullest extent permitted by Delaware law, we may indemnify our employees and agents. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors, officers, employees and agents.

        We have entered into indemnity agreements with three of our directors, William H. Lacy, Douglas L. Jacobs and Gideon A. Pell, under which we agreed to indemnify Mr. Lacy, Mr. Jacobs or Mr. Pell if any of them is made, or threatened to be made, a party to any action or proceeding (including an action by or in the right of the Company), whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director of our company or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against any judgments, fines, amounts paid in settlement and reasonable expenses which he incurs. We maintain liability insurance covering our directors and officers. There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunities

        Our Certificate of Incorporation provides that BSMB/ACA LLC, SF Holding Corp. (f/k/a Stephens Group, Inc.), Chestnut Hill ACA, LLC, Third Avenue Trust and certain other of our significant stockholders have no obligation to offer us an opportunity to participate in business opportunities presented to those entities or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that none of those entities nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our Certificate of Incorporation.

Transfer Agent

        Our registrar and transfer agent for our common stock is Mellon Investor Services LLC.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ACA."

SHARES ELIGIBLE FOR FUTURE SALE

        As of May 31, 2007, we had outstanding an aggregate of 36,591,655 shares of our common stock. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have 37,183,325 shares of our common stock outstanding. Approximately 70%, or 25,978,894 shares of our common stock that are outstanding after this offering, will be restricted shares under the terms of the Securities Act. Approximately 88% of these shares are subject to lock-ups as described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

        We and our executive officers and directors, the selling stockholders and certain other stockholders, all of whom collectively hold a substantial majority of our stock not being sold in the offering, have agreed under lock-up agreements that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any of our common stock, except in limited circumstances, without the prior written consent of J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 365,916 shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, 11,204,431 shares may be sold immediately after completion of this offering. In addition, the remaining 25,978,894 shares subject to the lock-up period described above may be resold under Rule 144, the majority of which are held by affiliates.

        We registered 1,855,556 shares of our common stock underlying outstanding stock options or reserved for issuance under our Amended and Restated 2006 Stock Incentive Plan by filing a registration statement on Form S-8 under the Securities Act. Shares covered by this registration statement are eligible for sale in the public market immediately, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

        We cannot predict the effect, if any, that sales of our common stock from time to time, or the availability of our common stock for future sale, may have on the market price for our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock by a non-U.S. holder. As used in this summary, the term "non-U.S. holder" means a beneficial owner of shares of our common stock that is not, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

  •
  a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

  •
  a partnership (including any entity or arrangement classified as a partnership for these purposes);

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person."

        An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

        If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S federal income tax purposes) owns shares of our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own shares of our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

        This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder's particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds shares of our common stock as a capital asset (generally, investment property) and does not address:

  •
  special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in stocks, securities or currencies;

  •
  non-U.S. holders holding shares of our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

  •
  any U.S. state and local or non-U.S. or other tax consequences; or

  •
  the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

        This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of shares of our common stock as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock that are not effectively connected with a non-U.S. holder's conduct of a trade or business in the United States, a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold shares of our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Shares of Our Common Stock

        A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of shares of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the

    non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who holds shares of our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code); or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held shares of our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of total shares of our common stock, provided that our common stock is regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to a non-U.S. holder will be subject to U.S. information reporting and may be subject to backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

        The gross proceeds from the disposition of shares of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells shares of our common stock through a non-U.S. office of a broker that:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for United States federal income tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

        If a non-U.S. holder receives payments of the proceeds of a sale of shares of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a "United States person" or the non-U.S. holder otherwise establishes an exemption.

        A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder's U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2007, the selling stockholders have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriters	Number of shares
J.P. Morgan Securities Inc.
Keefe, Bruyette & Woods, Inc.
Piper Jaffray & Co.

Total

        The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriting agreement further provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased in certain circumstances or the offering may be terminated.

        The underwriters are offering our common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares of our common stock to the public at the public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $            per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $                  per share from the public offering price. After the initial offering of the shares to the public, the underwriters may vary the public offering price and other selling terms.

        If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional                         shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

        The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders
	Without Over-allotment Exercise	With Over-allotment Exercise	Without Over-allotment Exercise	With Over-allotment Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option—a naked short position—the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered and will not make an offer of any shares of our common stock to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority ("FSA") or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of our common stock to persons who fall within the definition of "qualified investor" as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 ("FSMA") or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

        We will not offer to sell any shares of our common stock to any member of the public in the Cayman Islands.

        Our common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell stock or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to our common stock, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended) (the "Securities Exchange Law") and disclosure under the Securities Exchange Law has not been and will not be made with respect to our common stock. Accordingly, our common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

        This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, our common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no shares of our common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

  (1)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (2)
  to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (3)
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of common stock to the public" in relation to any common stock in any

    Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Our common stock has not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any shares of our common stock in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells our common stock will agree that it will not offer any shares of our common stock, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

        We have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, we will not, directly or indirectly, offer, sell, offer to sell, pledge, contract to sell or otherwise dispose of any, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives subject to certain exceptions, including shares issued pursuant to the exercise of options and up to 15% of our common stock at the time of issuance as consideration or partial consideration for acquisitions of businesses. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earning results or material news, or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        Our executive officers, directors and stockholders holding a majority of our shares of common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus subject to certain exceptions, including certain bona fide gifts. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news, or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        Our common stock is listed on the New York Stock Exchange under the symbol "ACA."

        We will pay all of the expenses of the offering, including those of the selling stockholders (other than underwriting discounts and commissions relating to the shares sold by the selling stockholders). We estimate that the total expenses of the offering, including the underwriting discounts, will be approximately $                   million, assuming the underwriters' over-allotment option is not exercised, and $                   million assuming the exercise of the underwriters' over-allotment option in full.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of such liabilities.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future. We have entered into insured credit swap transactions with J.P. Morgan Securities Inc. in which, in exchange for payments of customary fees, we provide loss protection on referenced pools of securities. A J.P. Morgan affiliate acts as trustee on certain of our CDO transactions. J.P. Morgan Securities Inc. also acted as the placement agent for an equity capital financing by us in 2004 and is currently the lead syndicate bank for our unsecured and unfunded credit facility. In addition, an affiliate of J.P. Morgan Securities Inc. is an investment manager of our investment portfolio, for which services it receives customary annual investment management fees. Keefe, Bruyette & Woods, Inc. acted as placement agent for four of our trust preferred issues, for which services it received customary fees. In November 2006, J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. participated as underwriters in our IPO. We paid J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. approximately $1.9 million and $0.4 million, respectively, in commissions and related fees pursuant to a customary underwriting agreement among us and the several underwriters in connection with that offering.

LEGAL MATTERS

        Certain matters as to U.S. law in connection with this offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York and by Nora J. Dahlman, Senior Managing Director, General Counsel and Secretary of the Company. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. The following documents have been filed by the Company with the SEC and are incorporated herein by reference:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

  •
  Our Definitive Proxy Statement on Schedule 14A filed on April 26, 2007 (other than any portions of such Proxy Statement that are furnished rather than filed under the Exchange Act);

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

  •
  Our Current Report on Form 8-K filed on February 14, 2007 (Items 5.02, 8.01 and 9.01);

  •
  Our Current Report on Form 8-K filed on May 1, 2007; and

  •
  Our Current Report on Form 8-K filed on June 12, 2007.

        We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. Requests for copies of any such document should be directed to our Director of Investor Relations at:

ACA Capital Holdings, Inc.
140 Broadway, 47th Floor
New York, New York 10005
(212) 375-2000
Attention: Investor Relations

        Our SEC filings are also available to the public at our website at http://www.aca.com under "Investor Relations—SEC Filings." Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to the full informational requirements of the Exchange Act and the rules and regulations thereunder, and accordingly therewith file periodic reports, proxy and information statements and other information with the SEC. Materials filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. Our common stock is listed on the New York Stock Exchange, and all materials filed by us with the SEC also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement and each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein are available for inspection and copying at the public reference room and website of the SEC referred to above.

PART II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee		$2,037.37
National Association of Securities Dealers, Inc. filing fee		7,136.38
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law, or DGCL, permits a corporation to indemnify any director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director, officer, employee or agent in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Pursuant to Section 102(b)(7) of the DGCL, our Certificate of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

        We have purchased directors and officers liability insurance policies. Such insurance would be available to our directors and officers in accordance with its terms. In addition, certain directors may be covered by directors and officers liability insurance policies purchased by their respective employers.

        Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of our company against certain liabilities under the Securities Act.

        Reference is made to the employment agreements with our named executive officers filed as Exhibits 10.7 through 10.11 hereto for provisions that provide our named executive officers with further indemnification to the maximum extent permitted by law.

Item 15.    Recent Sales of Unregistered Securities.

        The following is a list of all securities sold by us or our predecessors, including American Capital Access Holdings, Limited, in the last three years. All of the issuances described below were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering, (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

        On December 29, 2004, ACA Statutory Trust IV, or Trust IV, issued and sold $20,000,000 of its Floating Rate Capital Securities to Keefe, Bruyette & Woods, Inc. The proceeds from these sales combined with the proceeds from the sale by Trust IV to ACA Capital Holdings, Inc. of its common securities were used by Trust IV to purchase $20,619,000 in principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures of ACA Capital Holdings, Inc. The Registrant believes that this transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

        On June 4, 2004, June 28, 2004 and July 12, 2004, we issued 268,471, 26,847 and 11,813 shares of series A senior convertible preferred stock for $25.0 million, $2.5 million and $1.1 million, respectively, to existing stockholders. All of these shares were converted to series B senior convertible preferred stock on September 30, 2004. On the same day, we issued an additional 2,247,552 shares of series B senior convertible preferred stock for $140.0 million to BSMB/ACA LLC, Drawbridge Special Opportunities Fund L.P. and existing stockholders. The Registrant believes that this transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

        On September 30, 2004, we granted 55,869 restricted shares of our series B senior convertible preferred stock, par value $0.10, at a fair market value of $62.29 per share, to our new president and chief executive officer. The total value at the grant date of the restricted stock totaled $3.5 million. The Registrant believes that this transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

        On November 30, 2004, we (i) issued 13,501 shares of our series C senior convertible preferred stock, par value $0.10, for $0.8 million to Douglas Jacobs, who serves on our Board of Directors, and the following members of our senior management: Ruben Selles, Laura Schwartz, Steven Schrager, James Rothman, Joseph Pimbley, Vincent Ingato, William Tomljanovic, Brad Larson, Adam Willkomm, Lisa Mumford and Nora Dahlman; and (ii) issued an additional 4,705 shares of series B senior convertible preferred stock for $0.3 million to BSMB/ACA LLC, one of our existing stockholders. We issued an additional 5,000 shares of series C senior convertible preferred stock to one of our directors, William H. Lacy, on June 17, 2005. Each share of series C senior convertible preferred stock automatically converted into one share of series B senior convertible preferred on November 30, 2005. The Registrant believes that each transaction with members of the Board of Directors and management, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Rule 701 thereof. The Registrant believes that the transaction with

BSMB/ACA LLC, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

        During the three years ended May 31, 2007, we granted 3,472,522 options and 346,654 shares of restricted stock, all of which were granted to our employees. The Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Exchange Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to a compensatory benefit plan or a contract relating to compensation.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1
Certificate of Incorporation of the Company, as amended (Filed as Exhibits 3.1-3.1.7 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on November 15, 2006 and incorporated herein by reference).
3.2
Bylaws of the Company, as amended (Filed as Exhibits 3.2-3.2.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 3.2.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
4.1	Reference is made to Exhibits 3.1 through 3.2.
4.2	Specimen common stock certificate (Filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
4.3
Amended and Restated Registration Rights Agreement, as amended (Filed as Exhibits 4.3-4.3.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
4.4
Stockholders Agreement, as amended (Filed as Exhibits 4.4-4.4.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on November 15, 2006 and incorporated herein by reference).
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.*
5.2	Opinion of Nora J. Dahlman, Esq., Secretary, General Counsel and Senior Managing Director of the Registrant.*
10.1
Credit Agreement, dated as of April 26, 2007, among ACA Capital Holdings, Inc., as Borrower, J.P. Morgan Securities Inc., as Arranger, JPMorgan Chase Bank, N.A., as Administrative Agent and the several lenders parties thereto. (Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 1, 2007 and incorporated herein by reference).
10.2
Investment Agreement, dated as of March 11, 2005, between ACA Parliament Funding, L.L.C. and Premium Asset Trust, With Respect to Premium Asset Trust, ACA Trust Series I (Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).

10.3
Indenture, dated as of December 29, 2004, between ACA Capital Holdings, Inc., and Wilmington Trust Company (Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.4
Indenture, dated as of October 29, 2003, between American Capital Access Holdings, Limited, and U.S. Bank National Association (Filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.5
Indenture, dated as of May 15, 2003, between American Capital Access Holdings, Limited, and U.S. Bank National Association (Filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.6
Indenture, dated as of December 4, 2002, between American Capital Access Holdings, Limited, and State Street Bank and Trust Company of Connecticut, National Association (Filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.7
Amended and Restated Employment Agreement, between the Company and Alan S. Roseman, dated as of November 9, 2006 (Filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.8
Amended and Restated Employment Agreement between the Company and Edward U. Gilpin, dated as of November 9, 2006 (Filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.9
Employment Agreement, dated as of September 30, 2004, between the Company and Joseph Pimbley (Filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.10
Employment Agreement, dated as of September 30, 2004, between the Company and Laura Schwartz (Filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.11
Employment Agreement, dated as of September 30, 2004, between the Company and James Rothman (Filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.12
Amended and Restated 2004 Stock Incentive Plan, as amended (Filed as Exhibits 10.12-10.12.1 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.13	Omnibus Equity Incentive Compensation Plan (Filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.14
Fixed Income Investment Management Agreement, dated as of October 1, 2004, between ACA Financial Guaranty Corporation and J.P. Morgan Investment Management Inc. (Filed as Exhibit 10.14 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.15
Indemnity Agreement, dated as of May 10, 2005, between ACA Capital Holdings, Inc. and Douglas Jacobs (Filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).

10.16
Indemnity Agreement, dated as of May 10, 2005, between ACA Capital Holdings, Inc. and William Lacy (Filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.17
Form of Indemnity Agreement between ACA Capital Holdings, Inc. and Gideon A. Pell (Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 12, 2007 and incorporated herein by reference).
10.18	Amended and Restated 2006 Stock Incentive Plan (Filed as Exhibit 10.18 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.19	Form of Amended and Restated Incentive Stock Option Agreement (Filed as Exhibit 10.19 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.20
Form of Amended and Restated Non-Qualified Stock Option Agreement (Filed as Exhibit 10.20 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.21	Form of Restricted Stock Award Agreement (Filed as Exhibit 10.21 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.22
Office Building Lease between ACA Financial Guaranty Corporation and 140 BW LLC, dated as of December 7, 2006 (Filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.23
Sublease between ACA Financial Guaranty Corporation and Platinum Technology International, Inc., dated October 19, 2006 (Filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
21.1	List of Subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2007.

ACA CAPITAL HOLDINGS, INC.
By:	/s/ ALAN S. ROSEMAN
Name: Alan S. Roseman Title: President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan S. Roseman and Edward U. Gilpin, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN S. ROSEMAN Alan S. Roseman	President, Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2007
/s/ EDWARD U. GILPIN Edward U. Gilpin	Chief Financial Officer, Executive Vice President and Director (Principal Financial and Accounting Officer)	June 14, 2007
/s/ DAVID E. KING David E. King	Chairman of the Board	June 14, 2007
/s/ DAVID M. BARSE David M. Barse	Director	June 14, 2007
/s/ JOHN G. BERYLSON John G. Berylson	Director	June 14, 2007
/s/ DOUGLAS L. JACOBS Douglas L. Jacobs	Director	June 14, 2007

/s/ ROBERT JUNEJA Robert Juneja	Director	June 14, 2007
/s/ WILLIAM H. LACY William H. Lacy	Director	June 14, 2007
/s/ GIDEON A. PELL Gideon A. Pell	Director	June 14, 2007
/s/ WARREN A. STEPHENS Warren A. Stephens	Director	June 14, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1
Certificate of Incorporation of the Company, as amended (Filed as Exhibits 3.1-3.1.7 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on November 15, 2006 and incorporated herein by reference).
3.2
Bylaws of the Company, as amended (Filed as Exhibits 3.2-3.2.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 3.2.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
4.1	Reference is made to Exhibits 3.1 through 3.2.
4.2	Specimen common stock certificate (Filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
4.3
Amended and Restated Registration Rights Agreement, as amended (Filed as Exhibits 4.3-4.3.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
4.4
Stockholders Agreement, as amended (Filed as Exhibits 4.4-4.4.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on November 15, 2006 and incorporated herein by reference).
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.*
5.2	Opinion of Nora J. Dahlman, Esq., Secretary, General Counsel and Senior Managing Director of the Registrant.*
10.1
Credit Agreement, dated as of April 26, 2007, among ACA Capital Holdings, Inc., as Borrower, J.P. Morgan Securities Inc., as Arranger, JPMorgan Chase Bank, N.A., as Administrative Agent and the several lenders parties thereto. (Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 1, 2007 and incorporated herein by reference).
10.2
Investment Agreement, dated as of March 11, 2005, between ACA Parliament Funding, L.L.C. and Premium Asset Trust, With Respect to Premium Asset Trust, ACA Trust Series I (Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.3
Indenture, dated as of December 29, 2004, between ACA Capital Holdings, Inc., and Wilmington Trust Company (Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.4
Indenture, dated as of October 29, 2003, between American Capital Access Holdings, Limited, and U.S. Bank National Association (Filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.5
Indenture, dated as of May 15, 2003, between American Capital Access Holdings, Limited, and U.S. Bank National Association (Filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).

10.6
Indenture, dated as of December 4, 2002, between American Capital Access Holdings, Limited, and State Street Bank and Trust Company of Connecticut, National Association (Filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.7
Amended and Restated Employment Agreement, between the Company and Alan S. Roseman, dated as of November 9, 2006 (Filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.8
Amended and Restated Employment Agreement between the Company and Edward U. Gilpin, dated as of November 9, 2006 (Filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.9
Employment Agreement, dated as of September 30, 2004, between the Company and Joseph Pimbley (Filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.10
Employment Agreement, dated as of September 30, 2004, between the Company and Laura Schwartz (Filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.11
Employment Agreement, dated as of September 30, 2004, between the Company and James Rothman (Filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.12
Amended and Restated 2004 Stock Incentive Plan, as amended (Filed as Exhibits 10.12-10.12.1 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.13	Omnibus Equity Incentive Compensation Plan (Filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.14
Fixed Income Investment Management Agreement, dated as of October 1, 2004, between ACA Financial Guaranty Corporation and J.P. Morgan Investment Management Inc. (Filed as Exhibit 10.14 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.15
Indemnity Agreement, dated as of May 10, 2005, between ACA Capital Holdings, Inc. and Douglas Jacobs (Filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.16
Indemnity Agreement, dated as of May 10, 2005, between ACA Capital Holdings, Inc. and William Lacy (Filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.17
Form of Indemnity Agreement between ACA Capital Holdings, Inc. and Gideon A. Pell (Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 12, 2007 and incorporated herein by reference).
10.18	Amended and Restated 2006 Stock Incentive Plan (Filed as Exhibit 10.18 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.19	Form of Amended and Restated Incentive Stock Option Agreement (Filed as Exhibit 10.19 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).

10.20
Form of Amended and Restated Non-Qualified Stock Option Agreement (Filed as Exhibit 10.20 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.21	Form of Restricted Stock Award Agreement (Filed as Exhibit 10.21 to the Company's Registration Statement on Form S-1, File No. 333-133949 and incorporated herein by reference).
10.22
Office Building Lease between ACA Financial Guaranty Corporation and 140 BW LLC, dated as of December 7, 2006 (Filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.23
Sublease between ACA Financial Guaranty Corporation and Platinum Technology International, Inc., dated October 19, 2006 (Filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
21.1	List of Subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
OUR BUSINESS
THE OFFERING
ADDITIONAL INFORMATION
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II Information Not Required in Prospectus
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX